UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

FLEXTRONICS INTERNATIONAL LTD.

(Exact name of registrant as specified in its charter)

Singapore	0-23354	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

2 Changi South Lane, Singapore	486123
(Address of principal executive offices)	(Zip Code)

Christopher Collier, Chief Financial Officer, (408) 576-7000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 — Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

The Conflict Minerals Report of the registrant is filed as Exhibit 1.01 to this report on Form SD. The Conflict Minerals Report is available on the Corporate Governance page of the Investor Relations section of our website at www.flextronics.com. The content of any website referenced in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02 Exhibit

See Item 1.01.

Section 2 — Exhibits

Item 2.01 — Exhibits

Exhibit 1.01 — Conflict Minerals Report of Flextronics International Ltd., dated May 29, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Flextronics International Ltd.

By:	/s/ Christopher Collier	Date: May 29, 2015
Name: Christopher Collier
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

1.01	Conflict Minerals Report of Flextronics International Ltd., dated May 29, 2015.